18 May 2001

Reuters Subsidiary Instinet’s IPO Priced At $14.50 Per Share – Market Capitalisation $3.5 Billion

14/01

London – Reuters (RTR.L), the global information, news and technology group, announced today the increase in the size of and the pricing of the initial public offering (IPO) of its subsidiary Instinet’s (INET.O) common stock. In this enlarged offering, 32,000,000 shares (excluding the underwriters’ over-allotment option of 4,800,000 shares) have been priced at $14.50 per share, giving Instinet an initial market capitalisation of approximately $3.5 billion. The offering was oversubscribed and the price is above the anticipated $11.50 to $13.50 price range. Trading in Instinet’s common stock is expected to start today on Nasdaq.

Following completion of the IPO, Reuters will hold 206,900,000 shares in Instinet which represents 86.6% of the share capital. The IPO will raise gross proceeds of $464.0 million for Instinet of which some $150 million will be used for the repayment to Reuters of intercompany debt.

Instinet is the world’s largest electronic agency securities broker, trading in 40 securities markets, with membership of 20 exchanges throughout North America, Europe, and Asia. It is headquartered in New York and has eight other global offices. Founded in 1969, Instinet was acquired by Reuters in 1987 and has grown substantially under Reuters ownership in both US and international securities markets.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such State.

End

Contacts:

Reuters

Geoff Wicks/Adrian Duffield Tel: +44 (0) 20 7542 8666/4728
Corporate Relations – UK
geoff.wicks@reuters.com or adrian.duffield@reuters.com

Nancy Bobrowitz/Felicia Cosby Tel: +1 646-223-5220/5223
Corporate Communications – USA
nancy.bobrowitz@reuters.com or felicia.cosby@reuters.com

Instinet

Harlan Flint Tel: +1 (212) 310-7264
Investor Relations – USA
Harlan_flint@instinet.com

Alison Stevenson Tel: +44 (0) 20 7680 3638
Corporate Communications – UK
alison.stevenson@instinet.co.uk

Note to editors:

Reuters (about.reuters.com) premier position as a global information, news and technology group is founded on its reputation for speed, accuracy, integrity and impartiality combined with continuous technological innovation. Reuters strength is based on its unique ability to offer customers around the world a combination of content, technology and connectivity. Reuters makes extensive use of internet technologies for the widest distribution of information and news. Around 73 million unique visitors per month access Reuters content on some 1,400 Internet websites. Reuters is the world’s largest international text and television news agency with 2,157 journalists, photographers and camera operators in 190 bureaux, serving 151 countries. In 2000 the Group had revenues of £3.59 billion and on 31 December 2000, the Group employed 18,082 staff in 204 cities in 100 countries.

This news release may be deemed to include forward-looking statements relating to Reuters within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934. Certain important factors that could cause actual results to differ materially from those disclosed in such forward-looking statements are described in Reuters Annual Report and Form 20-F for the year ended 31 December 2000 under the heading ‘Risk Factors’. Copies of the Annual Report and Form 20-F are available on request from Reuters Group PLC, 85 Fleet Street, London EC4P 4AJ.

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